8755 West Higgins Road, Suite 500
Chicago, Illinois 60631
December 2, 2020
Ms. Effie Simpson
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street
Washington, DC 20549

Re:    Littelfuse, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2019
Filed February 21, 2020
Form 10-Q for the Period Ended September 26, 2020
Filed October 28, 2020
File No. 000-20388
Dear Ms. Simpson:
This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated November 20, 2020 (the “Comment Letter”) related to the Form 10-K for the Year Ended December 28, 2019 of Littelfuse, Inc. (the “Company”, “our” or “we”) filed February 21, 2020 and Form 10-Q for the Period Ended September 26, 2020 filed October 28, 2020.
For your convenience, we have set forth below the text of the comments contained in the Comment Letter in italicized type, followed by our response.
Form 10-Q for the Period Ended September 26, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1.We note that your discussions of the factors contributing to the fluctuations in your income statement line items between periods appear to often attribute the change “primarily” to several factors, “partially offset” by one or more factors. In future filings, to enhance an investor’s understanding, in addition to identifying the reasons for the change, please revise your discussions to quantify the impact attributable to each factor identified. Refer to SEC Release FR-72.

Response:
The Company reviewed SEC Release FR-72 and confirms, in future filings, in addition to identifying the reasons for the fluctuations in the Company’s income statement line items between periods, we will quantify the impact, as appropriate, for each factor identified.

2.Similarly, we note your discussion of the changes in your gross profit and gross margins between periods. Given your ongoing actions to improve your cost structure, and the significance of changes in cost of sales on these two measures, please revise future filings to separately quantify and discuss the factors responsible for changes in the levels of cost of sales. Consider also discussing the impact of these changes in cost of sales on your segment results. Refer to SEC Release FR-72.

Response:
The Company reviewed SEC Release FR-72 and confirms, in future filings, we will separately quantify and discuss the factors responsible for changes in the levels of cost of sales when material to understanding changes in our gross profit and gross margins between periods. Additionally, we will consider discussing the impact of these changes in cost of sales in our segment results.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filing.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna Executive Vice President and Chief Financial Officer

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